JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JUN 17 2005
1086

June 14, 2005

05058306

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/14/2005

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated April 18, 2005

Dear Ms. Arms:

This is in response to your letters dated April 18, 2005 and May 2, 2005 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. We also have received letters on the proponent's behalf dated April 12, 2005 and May 10, 2005. On March 17, 2005, we issued our response expressing our informal view that Farmer Mac could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Farmer Mac may exclude the proposal under rule 14a-8(b). We note specifically the opinion of Farmer Mac's counsel that the proponent does not have the legal right to vote the shares of Farmer Mac Class A voting common stock which he beneficially owns. We note further Farmer Mac's representation, consistent with the opinion of its counsel, that it would take reasonable steps to not count the votes of an "ineligible holder" of its stock where it had actual knowledge of such voting. Accordingly, we will not recommend enforcement action to the Commission if Farmer Mac omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JUL 01 2005
THOMSON FINANCIAL

cc: Ronald L. Vavruska Jr.
Paul Strauss & Associates, P.C.
Suite 900 – South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#
ELENA IUGA+

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS
+ ONLY ADMITTED IN NEW YORK AND VIRGINIA

April 12, 2005

RE: Opposition to Farmer Mac's Request for Reconsideration of its denial of No-Action Relief in Excluding Shareholder John Capozzi's Shareholder Proposal from its 2005 Proxy Materials

Mr. Martin P. Dunn
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 0402
450 5th St., NW
Washington, DC 20459

Dear Mr. Dunn,

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a response to the Farmer Mac's request for reconsideration of staff's denial of its request for no-action relief proposing exclusion of Mr. Capozzi's shareholder proposal.

Farmer Mac's most recent request for reconsideration gives no new basis for reconsidering the Commission Staff's previous position on this issue and should be denied. Once again, Farmer Mac's basis for wishing to exclude Mr. Capozzi's proposal is that Mr. Capozzi is supposedly unqualified to own the shares he holds. Rule 14a-8 provides that the holder of a sufficient number of shares entitled to be voted on the proposal, held for a sufficient amount of time, may submit a shareholder proposal. There is no question that Mr. Capozzi does in fact own the shares in question and, unlike the shares at issue in the no action letters cited by Farmer Mac in its reconsideration request, these shares are entitled to submit shareholder proposals. *See, e.g.* E.W. Scripps Co., SEC No-Action Letter, 2004 WL 2952758 (Dec. 20, 2004) (holder of shares not entitled to vote on proposal, not entitled to submit shareholder proposals); E.W. Scripps Co., SEC No-Action Letter, 2004 WL 187653 (Jan. 27, 2004) (same); Media General, Inc., SEC No-Action Letter, 2003 WL 942750

(March 5, 2003) (same). SEC rules do not inquire, as Farmer Mac would have the Commission do, whether that person is entitled to own the shares. It should be noted that Mr. Capozzi did not engage in any subterfuge in obtaining his shares but merely called his broker and placed an order much like many individual shareholders. Farmer Mac should not be able to use its lax controls to deny any shareholder the full benefits of ownership.

For the forgoing reasons, the Commission Staff's previous position should stand and Farmer Mac should include Mr. Capozzi's shareholder proposal in its 2005 proxy materials. Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,

Ronald L. Vavruska Jr.

cc: Abigail Arms
Shearman & Sterling

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

April 18, 2005

By Hand

U.S. Securities and Exchange Commission
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Martin P. Dunn
Deputy Director

Farmer Mac – Second Request for Reconsideration Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Dunn:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company") to request reconsideration of the conclusion of the staff of the Division of Corporation Finance (the "Staff"), set forth in a letter dated April 12, 2005, that the Staff is unable to reconsider its position that Farmer Mac may not exclude from its proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Copies of our letters to the Staff dated January 26, 2005, February 22, 2005 and April 5, 2005, the text of the Proposal and the Staff's responses dated March 17, 2005 and April 12, 2005 are attached hereto as Exhibit A.

Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 28, 2005, accordingly, the Staff's prompt review of this matter would be greatly appreciated. In accordance with Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter and its exhibits. A copy of this letter and its exhibits is being forwarded to the Proponent.

Request for Reconsideration

The Proposal requires that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals. A copy of the Proposal is attached hereto as part of Exhibit A. Our letters dated January 26, 2005, February 22, 2005 and April 5, 2005 requested the Staff's concurrence that the Proposal could be omitted from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b). We are requesting reconsideration of the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b) and its conclusion not to reconsider this position.

Grounds for Exclusion

Farmer Mac has three classes of common stock outstanding: Class A voting common stock, Class B voting common stock and Class C non-voting common stock. The Proponent indicated that he is a shareholder of 200 shares of Class A voting common stock and 200 shares of Class C non-voting common stock.

Section 2279aa-4(a)(1) of the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), Farmer Mac's federal charter, provides that Farmer Mac's Class A voting common stock "may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) [of the Act], including national banking associations (which shall be allowed to purchase and hold such stock)." Section 2279aa-2(b)(2)(A) specifies the eligible entities as insurance companies, banks or other financial institutions or entities. The Proponent does not fall into any of these categories and therefore, under the Act, is not as a matter of law eligible to own Farmer Mac's Class A voting common stock. The express restrictions in Farmer Mac's federal charter on the eligible holders of Class A voting common stock do not entitle the Proponent, as an ineligible holder of Class A voting common stock, to vote on matters related to the Class A voting common stock.

As we stated in our letter dated April 5, 2005, ownership of voting common stock has certain fundamental characteristics including the right to vote on matters coming before the shareholders, as limited by a company's charter. *See* MODEL BUS. CORP. ACT §6.01 (1999). The United States Supreme Court identified the characteristics usually associated with common stock as "...(iv) the conferring of voting rights in proportion to the number of shares owned." *United Housing Found, Inc. v. Forman*, 421 U.S. 837 (1975). "A common shareholder is normally entitled to four basic rights of ownership: ...(2) proportionate voting power in the election of directors and other business conducted at shareholder meetings...except when overruled by the articles of incorporation..." BARRON'S DICTIONARY OF FINANCE AND INVESTMENT TERMS 638 (6th ed. 2003). Accordingly, if a person has the legal right to own a share of stock, such holder is entitled to all of the legal rights of ownership, including the right to vote described above. Here, the federal charter of Farmer Mac expressly states who is legally entitled to own Farmer Mac's Class A voting common stock. Any person or entity that does not meet the criteria provided in Farmer Mac's federal charter is ineligible to legally own shares of Farmer Mac's Class A voting common stock and is ineligible to legally vote shares of Farmer Mac's Class A voting common stock. Voting is a right conferred only upon a person or entity who is legally entitled to own shares under a company's charter. Although the Proponent in fact beneficially owns shares of Farmer Mac's Class A voting common stock, the Proponent is not legally entitled to own such shares under the Company's charter. Consequently, the Proponent is not legally entitled to vote the shares, the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) and is not legally entitled to submit a shareholder proposal. This interpretation has long been upheld by the Commission and the Staff. *See* E.W. Scripps Company (Dec. 20, 2004) *2004 SEC No-Act. LEXIS 885*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 201*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 174*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 112*; Media General, Inc. (Mar. 5, 2003) *2003 SEC No-Act. LEXIS 288*; E.W. Scripps Company (Feb. 18, 2003) *2003 SEC No-Act. LEXIS 236*; Media General, Inc. (Mar. 20, 2002) *2002 SEC No-Act. LEXIS 419*; Washington Post Company (Nov. 28, 2000) *2000 SEC No-Act. LEXIS 967*. Additionally, the Staff reaffirmed this proposition in Staff Legal Bulletin No. 14(CF) (July 13, 2001). *See also* Broc Romanek and Beth M. Young, *Eligibility to Submit a Proposal, at* http://www.shareholderproposals.com/ Chapter07.html.

In our opinion, the Proponent, a Farmer Mac Class A shareholder who is not legally entitled under Farmer Mac's federal charter to hold Farmer Mac's Class A voting common stock, should not enjoy any benefit of Rule 14a-8. Any other interpretation would be contrary not only to Rule 14a-8 but to the specific provisions of Farmer Mac's federal charter governing restrictions on share ownership.

Conclusion

For the foregoing reasons, we believe that the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials and refusal to reconsider such position is inconsistent with prior no-action letters and would establish an inappropriate precedent by allowing shareholders who are not legally entitled to hold shares to advocate actions that they have no legal right to vote upon. We respectfully request the Staff to reconsider its conclusion and conclude that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025 or Julie Fisher at (202) 508-8182. Thank you for your prompt attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letters submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005, February 22, 2005 and April 5, 2005; Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004; Response Letter of Jonathan A. Ingram, Deputy Chief Counsel of the Division of Corporation Finance dated March 17, 2005 and Response Letter of Martin P. Dunn, Deputy Director of the Division of Corporation Finance dated April 12, 2005.

cc: Jerome G. Oslick, Esq.
Federal Agricultural Mortgage Corporation

Ronald L. Vavruska Jr., Esq./John Capozzi
Paul Strauss & Associates, P.C.

Jonathan A. Ingram, Deputy Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

EXHIBIT A

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

January 26, 2005

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac - Shareholder Proposal of Mr. John Capozzi
Relating to Report on Ownership of Farmer Mac Class A Shares

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2005 annual meeting of shareholders.

Farmer Mac believes that the Proposal may be excluded from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2005 Proxy Materials.

I. Background

Farmer Mac's 2004 annual meeting of shareholders was held on June 3, 2004. The definitive proxy statement and notice for such meeting was filed with the Commission on April 21, 2004.

Farmer Mac's 2005 annual meeting of shareholders is scheduled to be held on June 16, 2005. Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 22, 2005 and to commence mailing those materials to its shareholders on or about such date.

II. Summary of the Proposal

The Proposal states:

> That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

III. Grounds for Exclusion

The Proposal may be properly excluded because the Proponent is not eligible to submit a shareholder proposal.

Rule 14a-8(b)(1) under the Exchange Act states that to be eligible to submit a shareholder proposal, the shareholder must "have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." (emphasis added).

The Proponent indicated that he is a shareholder of 200 shares of Farmer Mac's Class A voting common stock and 200 shares of Farmer Mac's Class C non-voting common stock.

Section 2279aa-2(a)(9)(B) of the Agricultural Credit Act, Farmer Mac's federal charter, states that Farmer Mac's voting common stock "shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions . . . " Section 2279aa-4(a)(1) further delineates the shareholder ownership of Farmer Mac's Class A voting common stock, stating that "Class A stock may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) of

[the Act] . . . " which includes "holders of common stock that are insurance companies, banks, or other financial institutions or entities." Farmer Mac's Class C common stock, issued pursuant to Section 2279aa-4(d) of the Company's federal charter, does not entitle a holder to vote on any matter submitted to shareholders for a vote. Given the restrictions on ownership of Farmer Mac's voting common stock, the Proponent is not eligible or entitled to hold 200 shares of Farmer Mac's Class A voting common stock. Furthermore, the Proponent is not, as a holder of Farmer Mac's Class C non-voting common stock, a holder of "the company's securities entitled to be voted on the proposal . . . [,]" as required by Rule 14a-8(b)(1) under the Exchange Act. Accordingly, as a matter of eligibility, the Proponent is not entitled to submit a shareholder proposal.

This basis for exclusion is the correct result even though, historically, Farmer Mac had not strictly enforced the ownership criteria in counting the votes cast or proxies submitted by ineligible shareholders in connection with its annual meetings of shareholders. Farmer Mac believes that the total percentage of its voting common stock held by ineligible shareholders has amounted to less than 0.5% of its aggregate number of outstanding shares of common stock entitled to vote at each of those annual meetings. Therefore, due to the insignificant percentage of ineligible voting shareholders, calculation of such ineligible votes or proxies would not have resulted in a different outcome for purposes of the matters being voted upon.

Farmer Mac did not previously notify the Proponent of this deficiency. With respect to procedural or eligibility deficiencies, Rule 14a-8(f)(1) provides that "[a] company need not provide [the shareholder] such notice of a deficiency if the deficiency cannot be remedied[.]" As noted above, the Proponent is not eligible to own Farmer Mac's Class A voting common stock. Failure to meet the share ownership requirements is an eligibility deficiency that cannot be remedied. Accordingly, Farmer Mac had no requirement under Rule 14a-8 to notify the Proponent of such deficiency.

Because the Proponent failed to meet the share ownership requirements set forth in Rule 14a-8(b)(1), Farmer Mac has limited its grounds for exclusion to this issue. Farmer Mac has identified additional grounds for excluding this proposal, however, including Rule 14a-8(i)(4) (relating to the redress of a personal grievance against the company) and is prepared to supplement this letter in the event that the staff determines that additional discussion about these grounds would be useful.

IV. Conclusion

For the foregoing reasons, we respectfully request that the staff concur in our opinion that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials. In order to allow Farmer Mac to complete the mailing of its 2005 Proxy Materials in a timely manner, we would appreciate receiving your response as soon as possible.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004.

cc: Jerome G. Oslick, Esq.
John Capozzi

EXHIBIT A

Submitted by John Capozzi, shareholder of 200 Class A shares and 200 Class C shares of Company stock
202-544-0821

Proposal: That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

Reason: Farmer Mac has not enforced the provisions of the Agricultural Credit Act, its federal charter, which require that the shares of its voting stock only be sold to banks, other financial entities, insurance companies and Farm Credit System institutions. As a result, there are an undetermined number of unqualified Class A shareholders. This lack of control violates the intent of the restriction and runs afoul of the Act. Furthermore, Class A shares being owned by unqualified individuals leads to uncertainty as to who is qualified to bring shareholder proposals. For instance, proponent of the present resolution, an individual, attempted inserting a proposal in last year's shareholder meeting requiring that the company pay a stipend to the District of Columbia in compensation for Farmer Mac's congressional exemption from paying taxes to the District of Columbia. This proposal was rejected by the Company, in part, because the proponent was unqualified to own his Class A shares. Enacting the proposal would enable the company's shareholders to judge whether the presence of non-qualified Class A share owners are of sufficient number as to present an issue for Farmer Mac and whether any safeguards should be implemented to prevent unqualified individuals or entities from owning Class A shares.

LAW OFFICES OF
Paul Strauss & Associates, P.C.
SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004
(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO•
RONALD L. VAVRUSKA JR.#
ELENA IUGA+

• ALSO ADMITTED IN NEW JERSEY
ALSO ADMITTED IN MASSACHUSETTS
+ ONLY ADMITTED IN NEW YORK AND VIRGINIA

February 9, 2005

RE: Opposition to Farmer Mac's Request for No-Action Relief in Excluding Shareholder John Capozzi's Shareholder Proposal from its 2005 Proxy Materials

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 5th St., NW
Washington, DC 20459

To whom it may concern:

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a response to the Federal Agricultural Mortgage Corporation's ("Farmer Mac") request for no-action relief in its letter dated January 26, 2005 proposing exclusion of Mr. Capozzi's shareholder proposal.

Farmer Mac's request for no-action relief should be denied because it is acting in a discriminatory manner towards its shareholders. Farmer Mac's basis for wishing to exclude Mr. Capozzi's proposal is that Mr. Capozzi is unqualified to own the shares he holds. The shares at issue, under Farmer Mac's federal charter, are restricted to financial institutions. Mr. Capozzi did not engage in any subterfuge in obtaining his shares but merely called his broker and placed an order much like many individual shareholders. Farmer Mac admits that it has never taken any steps to enforce this restriction either in ownership or shareholder voting. Now Farmer Mac, after allowing Mr. Capozzi to assume the risks of ownership, is enforcing its charter provision arbitrarily to deny him one of the benefits of such ownership, submitting resolutions for shareholder vote. Farmer Mac should not be able to use its lax controls to deny any shareholder the full benefits of ownership.

Moreover, Mr. Capozzi's proposal would require Farmer Mac to investigate the number of shares owned by individuals such as him and report back to the shareholders, the very measure by which Farmer is trying to block the proposed resolution. If non-qualified owners of Farmer's voting stock is an issue for Farmer causing it problems, its shareholders should be entitled to make that determination and consider whether safeguards are necessary for preventing unqualified owners. Allowing Farmer Mac to exclude Mr. Capozzi's resolution would allow it to ignore unqualified shareholders and prevent the issue of possible consequences from such ownership from being considered by the company's owners.

In addition, Farmer Mac, should be compelled to detail any allegation that Mr. Capozzi is attempting to address a personal grievance with his shareholder proposal. Mr. Capozzi is unaware of the basis for Farmer Mac's allegation and it should not be able to aver that Mr. Capozzi's basis for making his proposal is untoward with nothing more than a mere unsubstantiated allegation.

Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,

Ronald L. Vavruska Jr.

cc: Abigail Arms
Shearman & Sterling

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SÃO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

February 22, 2005

RECEIVED
2005 FEB 22 PM 4:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac – Supplemental Letter Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Ingram:

On January 26, 2005, we submitted a letter on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials"), a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated Farmer Mac's belief that the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proponent is not eligible to own or vote Farmer Mac's Class A voting common stock and therefore, is not entitled to submit a shareholder proposal.

This letter supplementally responds to correspondence from the Proponent to the Staff dated February 9, 2005 regarding the Initial Letter (the "Proponent's Response"). In Farmer Mac's and our view, the Proponent has not raised any new substantive arguments which would change the applicability of Rule 14a-8(b)(1). Accordingly, we respectfully request that the Staff concur in our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons set forth in this letter and in the Initial Letter.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Initial Letter, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent. If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letter submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005.

cc: Jerome G. Oslick, Esq.
Ronald L. Vavruska Jr., Esq./John Capozzi

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2005

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated January 26, 2005

Dear Ms. Arms:

This is in response to your letters dated January 26, 2005 and February 22, 2005 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. We also have received a letter on the proponent's behalf dated February 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Ronald L. Vavruska Jr.
Paul Strauss & Associates, P.C.
Suite 900 - South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated January 26, 2005

The proposal provides that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership.

We are unable to concur in your view that Farmer Mac may exclude the proposal under rule 14a-8(b). In this regard, we note that the proponent is the holder of securities entitled to be voted on the proposal. Accordingly, we do not believe that Farmer Mac may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

April 5, 2005

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac – Request for Reconsideration Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Ingram:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company") to request reconsideration of the conclusion of the staff of the Division of Corporation Finance (the "Staff"), set forth in a letter dated March 17, 2005, that the Staff is unable to concur that Farmer Mac may exclude from its proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Copies of our letters to the Staff dated January 26, 2005 and February 22, 2005, the text of the Proposal and the Staff's response are attached hereto as Exhibit A.

Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 22, 2005, accordingly, the Staff's prompt review of this matter would be greatly appreciated. In accordance with Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter and its exhibits. A copy of this letter and its exhibits is being forwarded to the Proponent.

Request for Reconsideration

The Proposal requires that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals. A copy of the Proposal is attached hereto as part of Exhibit A. Our letter dated January 26, 2005 requested the Staff's concurrence that the Proposal could be omitted from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b). We are requesting reconsideration of the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

Grounds for Exclusion

Rule 14a-8(b)(1) under the Exchange Act provides, among other things, that in order to be eligible to submit a proposal, a shareholder must hold "securities entitled to vote on the proposal at the meeting."

Farmer Mac has three classes of common stock outstanding: Class A voting common stock, Class B voting common stock and Class C non-voting common stock. The Proponent indicated that he is a shareholder of 200 shares of Class A voting common stock and 200 shares of Class C non-voting common stock.

Section 2279aa-4(a)(1) of the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), Farmer Mac's federal charter, states that the Class A voting common stock "may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) [of the Act], including national banking associations (which shall be allowed to purchase and hold such stock)." Section 2279aa-2(b)(2)(A) specifies the eligible entities as insurance companies, banks or other financial institutions or entities. Section 2279aa-2(a)(9)(B) of the Act further states that "the voting common stock shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions..." The Proponent does not fall into any of these categories and is therefore, an ineligible holder of Farmer Mac's Class A voting common stock.

In contrast, Section 2279aa-4(d) of the Act authorizes Farmer Mac to issue nonvoting common stock at its board of directors' discretion and such nonvoting common stock "shall be freely transferable." Farmer Mac's Class C nonvoting common stock falls into this category. The express provisions in Farmer Mac's charter relating to Farmer Mac's voting and nonvoting common stock make it clear that, although any person or entity can own Farmer Mac Class C nonvoting common stock, as the Proponent does, only the entities *expressly provided* in the Act are eligible to own Class A voting common stock and vote on matters related to Class A voting common stock. Accordingly, only those entities expressly provided in the Act as being eligible to own Class A common stock should be able to submit proposals related to the Class A voting common stock. The limited ownership rights conferred by the Act on the holders of Class A voting common stock do not entitle the Proponent, as an ineligible holder of Class A voting common stock, to vote on proposals such as the Proposal therefore, Farmer Mac should be able to exclude the Proposal. Voting on matters related to the Class A voting common stock should be limited to only those holders eligible to own Class A voting common stock. Any other reading of the Act would make it unnecessary for Congress to have expressly provided which entities can own Farmer Mac's voting common stock, as the Act currently does.

Ownership of voting common stock has certain fundamental characteristics including the right to vote on matters coming before the shareholders, as limited by a company's charter. *See* MODEL BUS. CORP. ACT §6.01 (1999). Accordingly, if a holder is not eligible to own a share of voting common stock, that person does not have the fundamental rights that accompany ownership including the right to vote the share, instruct its nominee to vote the share, or be present and recognized at a meeting where other shares of that class are being voted. Although the Proponent in fact beneficially owns shares of Farmer Mac's Class A voting common stock, the Proponent is ineligible to own such shares under the Company's charter, consequently, pursuant to Farmer Mac's charter, the Proponent is not legally entitled to any of the bundle of rights that accompany ownership of voting common stock. Therefore, the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) and is ineligible to submit a shareholder proposal. This interpretation has long been upheld by the Commission and the Staff. *See* E.W. Scripps Company (Dec. 20, 2004) *2004 SEC No-Act. LEXIS 885*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 201*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 174*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 112*; Media General, Inc. (Mar. 5, 2003) *2003 SEC No-Act. LEXIS 288*; E.W. Scripps Company (Feb. 18, 2003) *2003 SEC No-Act. LEXIS 236*; Media General, Inc. (Mar. 20, 2002) *2002 SEC No-Act. LEXIS 419*; Washington Post Company (Nov. 28, 2000) *2000 SEC No-Act. LEXIS 967*. Additionally, the Staff reaffirmed this proposition in Staff Legal Bulletin No. 14(CF) (July 13, 2001). *See also* Broc Romanek and Beth M. Young, ***Eligibility to Submit a Proposal, at*** http://www.shareholderproposals.com/ Chapter07.html. In our view, shareholders who hold a class of voting stock in violation of a company's charter, such as the Proponent, are not meant to enjoy the benefits of Rule 14a-8. Any other interpretation would be contrary not only to Rule 14a-8 but to the specific provisions of the Act governing share ownership.

Conclusion

For the foregoing reasons, we believe that the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials is inconsistent with prior no-action letters and would establish an inappropriate precedent by allowing shareholders who are legally ineligible to hold shares to advocate actions that they have no legal right to vote upon. We respectfully request the Staff to reconsider its conclusion and conclude that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025 or Julie Fisher at (202) 508-8182. Thank you for your prompt attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letters submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005 and February 22, 2005; Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004; Response Letter of Jonathan A. Ingram, Deputy Chief Counsel of the Division of Corporation Finance dated March 17, 2005.

cc: Jerome G. Oslick, Esq.
Federal Agricultural Mortgage Corporation

Ronald L. Vavruska Jr., Esq./John Capozzi
Paul Strauss & Associates, P.C.

Martin, P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 12, 2005

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated April 5, 2005

Dear Ms. Arms:

This is in response to your letter dated April 5, 2005 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. On March 17, 2005, we issued our response expressing our informal view that Farmer Mac could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Ronald L. Vavruska Jr.
Paul Strauss & Associates, P.C.
Suite 900 – South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

May 2, 2005

By Hand

U.S. Securities and Exchange Commission
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Martin P. Dunn
Deputy Director

Farmer Mac – Supplemental Letter to Second Request for Reconsideration Regarding Shareholder Proposal of Mr. John Capozzi Relating to Farmer Mac Class A Shares

Dear Mr. Dunn:

On April 18, 2005, we submitted a letter on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company") requesting reconsideration of the conclusion of the staff of the Division of Corporation Finance (the "Staff"), set forth in a letter dated April 12, 2005, that the Staff is unable to reconsider its position that Farmer Mac may not exclude from its proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Copies of our letters to the Staff dated January 26, 2005, February 22, 2005, April 5, 2005 and April 18, 2005, the text of the Proposal and the Staff's responses dated March 17, 2005 and April 12, 2005 are attached hereto as Exhibit A.

This letter supplementally responds to correspondence from the Proponent to the Staff dated April 20, 2005 regarding our second request for reconsideration (the "Proponent's Response"). After reviewing the Proponent's Response and our submission to the Staff dated April 18, 2005 and talking with the Company, we want to make it clear that it is our opinion that the Proponent does not have the legal right to vote the shares of Farmer Mac Class A voting common stock which he beneficially owns.

In addition, if Farmer Mac has actual knowledge that an ineligible holder of its voting common stock is voting such shares, it will take reasonable steps not to count the votes represented by the shares owned by such ineligible holder.

Based on our prior submissions and our clarification of our opinion, we respectfully request the Staff to reconsider its prior conclusion and conclude that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

In accordance with Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter and its exhibits. A copy of this letter and its exhibits is being forwarded to the Proponent.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025 or Julie Fisher at (202) 508-8182. Thank you for your prompt attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letters submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005, February 22, 2005, April 5, 2005 and April 18, 2005; Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004; Proponent's Initial Response Letter dated February 9, 2005 and Supplemental Response Letter dated April 20, 2005; Response Letter of Jonathan A. Ingram, Deputy Chief Counsel of the Division of Corporation Finance dated March 17, 2005 and Response Letter of Martin P. Dunn, Deputy Director of the Division of Corporation Finance dated April 12, 2005.

cc: Jerome G. Oslick, Esq.
Federal Agricultural Mortgage Corporation

Ronald L. Vavruska Jr., Esq./John Capozzi
Paul Strauss & Associates, P.C.

Jonathan A. Ingram, Deputy Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

EXHIBIT A

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

January 26, 2005

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac - Shareholder Proposal of Mr. John Capozzi
Relating to Report on Ownership of Farmer Mac Class A Shares

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2005 annual meeting of shareholders.

Farmer Mac believes that the Proposal may be excluded from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2005 Proxy Materials.

I. Background

Farmer Mac's 2004 annual meeting of shareholders was held on June 3, 2004. The definitive proxy statement and notice for such meeting was filed with the Commission on April 21, 2004.

Farmer Mac's 2005 annual meeting of shareholders is scheduled to be held on June 16, 2005. Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 22, 2005 and to commence mailing those materials to its shareholders on or about such date.

II. Summary of the Proposal

The Proposal states:

> That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

III. Grounds for Exclusion

The Proposal may be properly excluded because the Proponent is not eligible to submit a shareholder proposal.

Rule 14a-8(b)(1) under the Exchange Act states that to be eligible to submit a shareholder proposal, the shareholder must "have continuously held at least $2,000 in market value, or 1%, of the company's securities *entitled to be voted on the proposal* at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." (emphasis added).

The Proponent indicated that he is a shareholder of 200 shares of Farmer Mac's Class A voting common stock and 200 shares of Farmer Mac's Class C non-voting common stock.

Section 2279aa-2(a)(9)(B) of the Agricultural Credit Act, Farmer Mac's federal charter, states that Farmer Mac's voting common stock "shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions . . . " Section 2279aa-4(a)(1) further delineates the shareholder ownership of Farmer Mac's Class A voting common stock, stating that "Class A stock may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) of [the Act] . . ." which includes "holders of common stock that are insurance companies, banks, or other financial institutions or entities." Farmer Mac's Class C common stock, issued pursuant to Section 2279aa-4(d) of the Company's federal charter, does not entitle a holder to vote on any matter submitted to shareholders for a vote. Given the restrictions on ownership of Farmer Mac's voting common stock, the Proponent is not eligible or entitled to hold 200 shares of Farmer Mac's Class A voting common stock. Furthermore, the Proponent is not, as a holder of Farmer Mac's Class C non-voting common stock, a holder of "the company's securities entitled to be voted on the proposal . . . [,]" as required by Rule 14a-8(b)(1) under the Exchange Act. Accordingly, as a matter of eligibility, the Proponent is not entitled to submit a shareholder proposal.

This basis for exclusion is the correct result even though, historically, Farmer Mac had not strictly enforced the ownership criteria in counting the votes cast or proxies submitted by ineligible shareholders in connection with its annual meetings of shareholders. Farmer Mac believes that the total percentage of its voting common stock held by ineligible shareholders has amounted to less than 0.5% of its aggregate number of outstanding shares of common stock entitled to vote at each of those annual meetings. Therefore, due to the insignificant percentage of ineligible voting shareholders, calculation of such ineligible votes or proxies would not have resulted in a different outcome for purposes of the matters being voted upon.

Farmer Mac did not previously notify the Proponent of this deficiency. With respect to procedural or eligibility deficiencies, Rule 14a-8(f)(1) provides that "[a] company need not provide [the shareholder] such notice of a deficiency if the deficiency cannot be remedied[.]" As noted above, the Proponent is not eligible to own Farmer Mac's Class A voting common stock. Failure to meet the share ownership requirements is an eligibility deficiency that cannot be remedied. Accordingly, Farmer Mac had no requirement under Rule 14a-8 to notify the Proponent of such deficiency.

Because the Proponent failed to meet the share ownership requirements set forth in Rule 14a-8(b)(1), Farmer Mac has limited its grounds for exclusion to this issue. Farmer Mac has identified additional grounds for excluding this proposal, however, including Rule 14a-8(i)(4) (relating to the redress of a personal grievance against the company) and is prepared to supplement this letter in the event that the staff determines that additional discussion about these grounds would be useful.

IV. Conclusion

For the foregoing reasons, we respectfully request that the staff concur in our opinion that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials. In order to allow Farmer Mac to complete the mailing of its 2005 Proxy Materials in a timely manner, we would appreciate receiving your response as soon as possible.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004.

cc: Jerome G. Oslick, Esq.
John Capozzi

EXHIBIT A

Submitted by John Capozzi, shareholder of 200 Class A shares and 200 Class C shares of Company stock
202-544-0821

Proposal: That Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the numbers of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals.

Reason: Farmer Mac has not enforced the provisions of the Agricultural Credit Act, its federal charter, which require that the shares of its voting stock only be sold to banks, other financial entities, insurance companies and Farm Credit System institutions. As a result, there are an undetermined number of unqualified Class A shareholders. This lack of control violates the intent of the restriction and runs afoul of the Act. Furthermore, Class A shares being owned by unqualified individuals leads to uncertainty as to who is qualified to bring shareholder proposals. For instance, proponent of the present resolution, an individual, attempted inserting a proposal in last year's shareholder meeting requiring that the company pay a stipend to the District of Columbia in compensation for Farmer Mac's congressional exemption from paying taxes to the District of Columbia. This proposal was rejected by the Company, in part, because the proponent was unqualified to own his Class A shares. Enacting the proposal would enable the company's shareholders to judge whether the presence of non-qualified Class A share owners are of sufficient number as to present an issue for Farmer Mac and whether any safeguards should be implemented to prevent unqualified individuals or entities from owning Class A shares.

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 · SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#
ELENA IUGA+

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS
+ ONLY ADMITTED IN NEW YORK AND VIRGINIA

February 9, 2005

RE: Opposition to Farmer Mac's Request for No-Action Relief in Excluding Shareholder John Capozzi's Shareholder Proposal from its 2005 Proxy Materials

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 5th St., NW
Washington, DC 20459

To whom it may concern:

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a response to the Federal Agricultural Mortgage Corporation's ("Farmer Mac") request for no-action relief in its letter dated January 26, 2005 proposing exclusion of Mr. Capozzi's shareholder proposal.

Farmer Mac's request for no-action relief should be denied because it is acting in a discriminatory manner towards its shareholders. Farmer Mac's basis for wishing to exclude Mr. Capozzi's proposal is that Mr. Capozzi is unqualified to own the shares he holds. The shares at issue, under Farmer Mac's federal charter, are restricted to financial institutions. Mr. Capozzi did not engage in any subterfuge in obtaining his shares but merely called his broker and placed an order much like many individual shareholders. Farmer Mac admits that it has never taken any steps to enforce this restriction either in ownership or shareholder voting. Now Farmer Mac, after allowing Mr. Capozzi to assume the risks of ownership, is enforcing its charter provision arbitrarily to deny him one of the benefits of such ownership, submitting resolutions for shareholder vote. Farmer Mac should not be able to use its lax controls to deny any shareholder the full benefits of ownership.

Moreover, Mr. Capozzi's proposal would require Farmer Mac to investigate the number of shares owned by individuals such as him and report back to the shareholders, the very measure by which Farmer is trying to block the proposed resolution. If non-qualified owners of Farmer's voting stock is an issue for Farmer causing it problems, its shareholders should be entitled to make that determination and consider whether safeguards are necessary for preventing unqualified owners. Allowing Farmer Mac to exclude Mr. Capozzi's resolution would allow it to ignore unqualified shareholders and prevent the issue of possible consequences from such ownership from being considered by the company's owners.

In addition, Farmer Mac, should be compelled to detail any allegation that Mr. Capozzi is attempting to address a personal grievance with his shareholder proposal. Mr. Capozzi is unaware of the basis for Farmer Mac's allegation and it should not be able to aver that Mr. Capozzi's basis for making his proposal is untoward with nothing more than a mere unsubstantiated allegation.

Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,

Ronald L. Vavruska Jr.

cc: Abigail Arms
Shearman & Sterling

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SÃO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

February 22, 2005

RECEIVED
2005 FEB 22 PM 4:26
ICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac – Supplemental Letter Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Ingram:

On January 26, 2005, we submitted a letter on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude from its proxy statement and notice for its 2005 annual meeting of shareholders (collectively, the "2005 Proxy Materials"), a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated Farmer Mac's belief that the Proposal may be excluded from the 2005 Proxy Materials under Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proponent is not eligible to own or vote Farmer Mac's Class A voting common stock and therefore, is not entitled to submit a shareholder proposal.

This letter supplementally responds to correspondence from the Proponent to the Staff dated February 9, 2005 regarding the Initial Letter (the "Proponent's Response"). In Farmer Mac's and our view, the Proponent has not raised any new substantive arguments which would change the applicability of Rule 14a-8(b)(1). Accordingly, we respectfully request that the Staff concur in our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons set forth in this letter and in the Initial Letter.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Initial Letter, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent. If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letter submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005.

cc: Jerome G. Oslick, Esq.
Ronald L. Vavruska Jr., Esq./John Capozzi

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2005

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated January 26, 2005

Dear Ms. Arms:

This is in response to your letters dated January 26, 2005 and February 22, 2005 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. We also have received a letter on the proponent's behalf dated February 9, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Ronald L. Vavruska Jr.
Paul Strauss & Associates, P.C.
Suite 900 - South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

March 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated January 26, 2005

The proposal provides that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership.

We are unable to concur in your view that Farmer Mac may exclude the proposal under rule 14a-8(b). In this regard, we note that the proponent is the holder of securities entitled to be voted on the proposal. Accordingly, we do not believe that Farmer Mac may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Advisor

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

April 5, 2005

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jonathan A. Ingram
Deputy Chief Counsel

Farmer Mac – Request for Reconsideration Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Ingram:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company") to request reconsideration of the conclusion of the staff of the Division of Corporation Finance (the "Staff"), set forth in a letter dated March 17, 2005, that the Staff is unable to concur that Farmer Mac may exclude from its proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Copies of our letters to the Staff dated January 26, 2005 and February 22, 2005, the text of the Proposal and the Staff's response are attached hereto as Exhibit A.

Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 22, 2005, accordingly, the Staff's prompt review of this matter would be greatly appreciated. In accordance with Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter and its exhibits. A copy of this letter and its exhibits is being forwarded to the Proponent.

Request for Reconsideration

The Proposal requires that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals. A copy of the Proposal is attached hereto as part of Exhibit A. Our letter dated January 26, 2005 requested the Staff's concurrence that the Proposal could be omitted from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b). We are requesting reconsideration of the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

Grounds for Exclusion

Rule 14a-8(b)(1) under the Exchange Act provides, among other things, that in order to be eligible to submit a proposal, a shareholder must hold "securities entitled to vote on the proposal at the meeting."

Farmer Mac has three classes of common stock outstanding: Class A voting common stock, Class B voting common stock and Class C non-voting common stock. The Proponent indicated that he is a shareholder of 200 shares of Class A voting common stock and 200 shares of Class C non-voting common stock.

Section 2279aa-4(a)(1) of the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), Farmer Mac's federal charter, states that the Class A voting common stock "may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) [of the Act], including national banking associations (which shall be allowed to purchase and hold such stock)." Section 2279aa-2(b)(2)(A) specifies the eligible entities as insurance companies, banks or other financial institutions or entities. Section 2279aa-2(a)(9)(B) of the Act further states that "the voting common stock shall be offered to banks, other financial entities, insurance companies, and [Farm Credit] System institutions..." The Proponent does not fall into any of these categories and is therefore, an ineligible holder of Farmer Mac's Class A voting common stock.

In contrast, Section 2279aa-4(d) of the Act authorizes Farmer Mac to issue nonvoting common stock at its board of directors' discretion and such nonvoting common stock "shall be freely transferable." Farmer Mac's Class C nonvoting common stock falls into this category. The express provisions in Farmer Mac's charter relating to Farmer Mac's voting and nonvoting common stock make it clear that, although any person or entity can own Farmer Mac Class C nonvoting common stock, as the Proponent does, only the entities *expressly provided* in the Act are eligible to own Class A voting common stock and vote on matters related to Class A voting common stock. Accordingly, only those entities expressly provided in the Act as being eligible to own Class A common stock should be able to submit proposals related to the Class A voting common stock. The limited ownership rights conferred by the Act on the holders of Class A voting common stock do not entitle the Proponent, as an ineligible holder of Class A voting common stock, to vote on proposals such as the Proposal therefore, Farmer Mac should be able to exclude the Proposal. Voting on matters related to the Class A voting common stock should be limited to only those holders eligible to own Class A voting common stock. Any other reading of the Act would make it unnecessary for Congress to have expressly provided which entities can own Farmer Mac's voting common stock, as the Act currently does.

Ownership of voting common stock has certain fundamental characteristics including the right to vote on matters coming before the shareholders, as limited by a company's charter. *See* MODEL BUS. CORP. ACT §6.01 (1999). Accordingly, if a holder is not eligible to own a share of voting common stock, that person does not have the fundamental rights that accompany ownership including the right to vote the share, instruct its nominee to vote the share, or be present and recognized at a meeting where other shares of that class are being voted. Although the Proponent in fact beneficially owns shares of Farmer Mac's Class A voting common stock, the Proponent is ineligible to own such shares under the Company's charter, consequently, pursuant to Farmer Mac's charter, the Proponent is not legally entitled to any of the bundle of rights that accompany ownership of voting common stock. Therefore, the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) and is ineligible to submit a shareholder proposal. This interpretation has long been upheld by the Commission and the Staff. *See* E.W. Scripps Company (Dec. 20, 2004) *2004 SEC No-Act. LEXIS 885*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 201*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 174*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 112*; Media General, Inc. (Mar. 5, 2003) *2003 SEC No-Act. LEXIS 288*; E.W. Scripps Company (Feb. 18, 2003) *2003 SEC No-Act. LEXIS 236*; Media General, Inc. (Mar. 20, 2002) *2002 SEC No-Act. LEXIS 419*; Washington Post Company (Nov. 28, 2000) *2000 SEC No-Act. LEXIS 967*. Additionally, the Staff reaffirmed this proposition in Staff Legal Bulletin No. 14(CF) (July 13, 2001). *See also* Broc Romanek and Beth M. Young, ***Eligibility to Submit a Proposal***, *at* http://www.shareholderproposals.com/ Chapter07.html. In our view, shareholders who hold a class of voting stock in violation of a company's charter, such as the Proponent, are not meant to enjoy the benefits of Rule 14a-8. Any other interpretation would be contrary not only to Rule 14a-8 but to the specific provisions of the Act governing share ownership.

Conclusion

For the foregoing reasons, we believe that the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials is inconsistent with prior no-action letters and would establish an inappropriate precedent by allowing shareholders who are legally ineligible to hold shares to advocate actions that they have no legal right to vote upon. We respectfully request the Staff to reconsider its conclusion and conclude that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025 or Julie Fisher at (202) 508-8182. Thank you for your prompt attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letters submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005 and February 22, 2005; Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004; Response Letter of Jonathan A. Ingram, Deputy Chief Counsel of the Division of Corporation Finance dated March 17, 2005.

cc: Jerome G. Oslick, Esq.
Federal Agricultural Mortgage Corporation

Ronald L. Vavruska Jr., Esq./John Capozzi
Paul Strauss & Associates, P.C.

Martin, P. Dunn, Deputy Director
Division of Corporation Finance
Securities and Exchange Commission

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 12, 2005

Abigail Arms
Shearman & Sterling LLP
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated April 5, 2005

Dear Ms. Arms:

This is in response to your letter dated April 5, 2005 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. On March 17, 2005, we issued our response expressing our informal view that Farmer Mac could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Ronald L. Vavruska Jr.
Paul Strauss & Associates, P.C.
Suite 900 – South Building
601 Pennsylvania Avenue, N.W.
Washington, DC 20004

Receipt Copy

SHEARMAN & STERLING LLP

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

April 18, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2005
WASH D.C.
183

By Hand

U.S. Securities and Exchange Commission
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Martin P. Dunn
Deputy Director

Farmer Mac – Second Request for Reconsideration Regarding Shareholder Proposal of Mr. John Capozzi Relating to Report on Ownership of Farmer Mac Class A Shares

Dear Mr. Dunn:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company") to request reconsideration of the conclusion of the staff of the Division of Corporation Finance (the "Staff"), set forth in a letter dated April 12, 2005, that the Staff is unable to reconsider its position that Farmer Mac may not exclude from its proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent"). Copies of our letters to the Staff dated January 26, 2005, February 22, 2005 and April 5, 2005, the text of the Proposal and the Staff's responses dated March 17, 2005 and April 12, 2005 are attached hereto as Exhibit A.

Farmer Mac anticipates filing its definitive 2005 Proxy Materials with the Commission on or about April 28, 2005, accordingly, the Staff's prompt review of this matter would be greatly appreciated. In accordance with Rule 14a-8(j)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of this letter and its exhibits. A copy of this letter and its exhibits is being forwarded to the Proponent.

Request for Reconsideration

The Proposal requires that Farmer Mac investigate the ownership of its Class A shares and report to its shareholders the number of shareholders and amount of shares owned that do not qualify for ownership for the purpose of considering adopting safeguards that will prevent its Class A shares from being sold to unqualified individuals. A copy of the Proposal is attached hereto as part of Exhibit A. Our letters dated January 26, 2005, February 22, 2005 and April 5, 2005 requested the Staff's concurrence that the Proposal could be omitted from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b). We are requesting reconsideration of the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b) and its conclusion not to reconsider this position.

Grounds for Exclusion

Farmer Mac has three classes of common stock outstanding: Class A voting common stock, Class B voting common stock and Class C non-voting common stock. The Proponent indicated that he is a shareholder of 200 shares of Class A voting common stock and 200 shares of Class C non-voting common stock.

Section 2279aa-4(a)(1) of the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), Farmer Mac's federal charter, provides that Farmer Mac's Class A voting common stock "may be held only by entities that are not Farm Credit System institutions and that are entitled to vote for directors specified in section 2279aa-2(b)(2)(A) [of the Act], including national banking associations (which shall be allowed to purchase and hold such stock)." Section 2279aa-2(b)(2)(A) specifies the eligible entities as insurance companies, banks or other financial institutions or entities. The Proponent does not fall into any of these categories and therefore, under the Act, is not as a matter of law eligible to own Farmer Mac's Class A voting common stock. The express restrictions in Farmer Mac's federal charter on the eligible holders of Class A voting common stock do not entitle the Proponent, as an ineligible holder of Class A voting common stock, to vote on matters related to the Class A voting common stock.

As we stated in our letter dated April 5, 2005, ownership of voting common stock has certain fundamental characteristics including the right to vote on matters coming before the shareholders, as limited by a company's charter. *See* MODEL BUS. CORP. ACT §6.01 (1999). The United States Supreme Court identified the characteristics usually associated with common stock as "...(iv) the conferring of voting rights in proportion to the number of shares owned." *United Housing Found, Inc. v. Forman*, 421 U.S. 837 (1975). "A common shareholder is normally entitled to four basic rights of ownership: ...(2) proportionate voting power in the election of directors and other business conducted at shareholder meetings...except when overruled by the articles of incorporation..." BARRON'S DICTIONARY OF FINANCE AND INVESTMENT TERMS 638 (6th ed. 2003). Accordingly, if a person has the legal right to own a share of stock, such holder is entitled to all of the legal rights of ownership, including the right to vote described above. Here, the federal charter of Farmer Mac expressly states who is legally entitled to own Farmer Mac's Class A voting common stock. Any person or entity that does not meet the criteria provided in Farmer Mac's federal charter is ineligible to legally own shares of Farmer Mac's Class A voting common stock and is ineligible to legally vote shares of Farmer Mac's Class A voting common stock. Voting is a right conferred only upon a person or entity who is legally entitled to own shares under a company's charter. Although the Proponent in fact beneficially owns shares of Farmer Mac's Class A voting common stock, the Proponent is not legally entitled to own such shares under the Company's charter. Consequently, the Proponent is not legally entitled to vote the shares, the Proponent does not meet the eligibility requirements of Rule 14a-8(b)(1) and is not legally entitled to submit a shareholder proposal. This interpretation has long been upheld by the Commission and the Staff. *See* E.W. Scripps Company (Dec. 20, 2004) *2004 SEC No-Act. LEXIS 885*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 201*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 174*; E.W. Scripps Company (Jan. 27, 2004) *2004 SEC No-Act. LEXIS 112*; Media General, Inc. (Mar. 5, 2003) *2003 SEC No-Act. LEXIS 288*; E.W. Scripps Company (Feb. 18, 2003) *2003 SEC No-Act. LEXIS 236*; Media General, Inc. (Mar. 20, 2002) *2002 SEC No-Act. LEXIS 419*; Washington Post Company (Nov. 28, 2000) *2000 SEC No-Act. LEXIS 967*. Additionally, the Staff reaffirmed this proposition in Staff Legal Bulletin No. 14(CF) (July 13, 2001). *See also* Broc Romanek and Beth M. Young, *Eligibility to Submit a Proposal, at* http://www.shareholderproposals.com/ Chapter07.html.

In our opinion, the Proponent, a Farmer Mac Class A shareholder who is not legally entitled under Farmer Mac's federal charter to hold Farmer Mac's Class A voting common stock, should not enjoy any benefit of Rule 14a-8. Any other interpretation would be contrary not only to Rule 14a-8 but to the specific provisions of Farmer Mac's federal charter governing restrictions on share ownership.

Conclusion

For the foregoing reasons, we believe that the Staff's conclusion that the Proposal may not be excluded from Farmer Mac's 2005 Proxy Materials and refusal to reconsider such position is inconsistent with prior no-action letters and would establish an inappropriate precedent by allowing shareholders who are not legally entitled to hold shares to advocate actions that they have no legal right to vote upon. We respectfully request the Staff to reconsider its conclusion and conclude that the Proposal may be properly excluded from Farmer Mac's 2005 Proxy Materials under Rule 14a-8(b).

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025 or Julie Fisher at (202) 508-8182. Thank you for your prompt attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Letters submitted to the U.S. Securities and Exchange Commission Office of Chief Counsel on January 26, 2005, February 22, 2005 and April 5, 2005; Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 17, 2004; Response Letter of Jonathan A. Ingram, Deputy Chief Counsel of the Division of Corporation Finance dated March 17, 2005 and Response Letter of Martin P. Dunn, Deputy Director of the Division of Corporation Finance dated April 12, 2005.

cc: Jerome G. Oslick, Esq.
Federal Agricultural Mortgage Corporation

Ronald L. Vavruska Jr., Esq./John Capozzi
Paul Strauss & Associates, P.C.

Jonathan A. Ingram, Deputy Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#
ELENA IUGA+

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS
+ ONLY ADMITTED IN NEW YORK AND VRGINIA

April 12, 2005

RE: Opposition to Farmer Mac's Request for Reconsideration of its denial of No-Action Relief in Excluding Shareholder John Capozzi's Shareholder Proposal from its 2005 Proxy Materials

Mr. Martin P. Dunn
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 0402
450 5th St., NW
Washington, DC 20459

Dear Mr. Dunn,

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a response to the Farmer Mac's request for reconsideration of staff's denial of its request for no-action relief proposing exclusion of Mr. Capozzi's shareholder proposal.

Farmer Mac's most recent request for reconsideration gives no new basis for reconsidering the Commission Staff's previous position on this issue and should be denied. Once again, Farmer Mac's basis for wishing to exclude Mr. Capozzi's proposal is that Mr. Capozzi is supposedly unqualified to own the shares he holds. Rule 14a-8 provides that the holder of a sufficient number of shares entitled to be voted on the proposal, held for a sufficient amount of time, may submit a shareholder proposal. There is no question that Mr. Capozzi does in fact own the shares in question and, unlike the shares at issue in the no action letters cited by Farmer Mac in its reconsideration request, these shares are entitled to submit shareholder proposals. *See, e.g.* E.W. Scripps Co., SEC No-Action Letter, 2004 WL 2952758 (Dec. 20, 2004) (holder of shares not entitled to vote on proposal, not entitled to submit shareholder proposals); E.W. Scripps Co., SEC No-Action Letter, 2004 WL 187653 (Jan. 27, 2004) (same); Media General, Inc., SEC No-Action Letter, 2003 WL 942750

(March 5, 2003) (same). SEC rules do not inquire, as Farmer Mac would have the Commission do, whether that person is entitled to own the shares. It should be noted that Mr. Capozzi did not engage in any subterfuge in obtaining his shares but merely called his broker and placed an order much like many individual shareholders. Farmer Mac should not be able to use its lax controls to deny any shareholder the full benefits of ownership.

For the forgoing reasons, the Commission Staff's previous position should stand and Farmer Mac should include Mr. Capozzi's shareholder proposal in its 2005 proxy materials. Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,

Ronald L. Vavruska Jr.

cc: Abigail Arms
Shearman & Sterling

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 900 - SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#
ELENA IUGA+

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS
+ ONLY ADMITTED IN NEW YORK AND VRGINIA

May 10, 2005

RE: Shareholder John Capozzi's Opposition to Farmer Mac's Supplemental Letter to Second Request for Reconsideration Regarding Shareholder Proposal of Mr. John Capozzi Relating to Farmer Mac Class A Shares

Mr. Martin P. Dunn
United States Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 0402
450 5th St., NW
Washington, DC 20459

Dear Mr. Dunn,

On behalf of John Capozzi, a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept this letter as a response to the Farmer Mac's supplemental letter to its second request for reconsideration of staff's denial of its request for no-action relief proposing exclusion of Mr. Capozzi's shareholder proposal.

In this most recent letter, Farmer Mac is putting the Commission Staff on notice that it intends on not counting the votes of "ineligible holder[s]" of Farmer Mac's Class A common stock. This stance goes beyond Farmer Mac's other no-action requests which merely wished Staff acquiescence to its proposal to not place Mr. Capozzi's shareholder proposal on its 2005 proxy materials. This new stance seems to be a direct response to Farmer Mac's inability keep Mr. Capozzi's proposal off its proxy materials. We note that Mr. Capozzi is familiar to Farmer Mac's legal counsel and has voted his shares in the past. Similar to its stance in attempting to prevent Mr. Capozzi from placing his proposal on the proxy materials, Farmer Mac, after taking almost no measures to prevent individuals from taking the risks in owning its voting shares, is attempting to prevent such holders from enjoying its benefits. SEC rules do not inquire, as Farmer Mac would have the Commission do, whether that person is entitled to own the shares. Farmer Mac should not be able to use its lax controls to deny any shareholder the full benefits of ownership.

For the forgoing reasons, the Commission Staff's previous position should stand and Farmer Mac should include Mr. Capozzi's shareholder proposal in its 2005 proxy materials, and furthermore, Farmer Mac should be compelled to count the votes of all its shareholders. Please contact the undersigned if you have any questions or would like to discuss this matter further.

Sincerely,

Ronald L. Vavruska Jr.

cc: Abigail Arms
Shearman & Sterling